

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Scott Turicchi
Chief Executive Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, CA 90017

> **Re: Consensus Cloud Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed September 13, 2021**
> **File No. 001-40750**

Dear Mr. Turicchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

Amendment No. 2 to Registration Statement on Form 10-12B

Notes to Unaudited Pro Forma Combined Financial Statements, page 50

1. On page 114, you indicate that Consensus will make a $260 million distribution to J2 Global. Please clarify if this distribution is expected to be made in cash. If cash distributions are expected to be made in connection with this transaction, please explain how they were contemplated in your pro forma financial statements.

2. For adjustment (i), please revise to more fully describe how you determined the number of pro forma weighted-average shares outstanding for both the year ended December 31, 2020 and the six months ended June 30, 2021. Explain to us why you are using a different number of shares in each period.

You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stewart L. McDowell